

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Tianhang Xiao
Chief Executive Officer, Director, and Chairman
Xuhang Holdings Ltd
Building 2, Shangtanghe 198 Cultural and Creative Park
198 Shenban Road
Gongshu District, Hangzhou City, Zhejiang Province
The People's Republic of China, 310000

>   **Re: Xuhang Holdings Ltd**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted December 23, 2022**
>   **CIK No. 0001946025**

Dear Tianhang Xiao:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.   Please include the legend required by Item 501(b)(10) of Regulation S-K.

Prospectus Summary
Permissions or Approval Required from the PRC Authorities for Our Operations and Offering, page 14

2.   We note your revised disclosure in response to comment 10 that some of your PRC

subsidiaries have obtained Food Business Licenses and Import and Export Commodity Consignee and Consigner Customs Declaration Registration Certificates, but that "these permits have no significant impacts on [y]our PRC subsidiaries' financial condition or operating results." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure, and also clarify whether the Food Business Licenses and Import and Export Commodity Consignee and Consigner Customs Declaration Registration Certificates are required by PRC authorities for your PRC subsidiaries' operations.

3.   You state that you and your Hong Kong subsidiaries are not required to obtain any permission or approval from Hong Kong authorities to offer the securities being registered. Please revise to state, if true, that you and your Hong Kong subsidiaries also are not required to obtain any permission or approval from Hong Kong authorities to operate your business, as you do on page 15 with respect to you, your PRC subsidiaries and the PRC authorities.

Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences, page 16

4.   Please revise your disclosure here to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. The disclosure should state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets. Ensure your disclosure on the prospectus cover includes a cross reference to this section, as well as to the Summary Risk Factors section.

Risk Factors
Risks Relating to Doing Business in the PRC
Our PRC subsidiaries have not made adequate social insurance and housing fund contributions ..., page 29

5.   We note your response to comment 9. Please expand your disclosure to include an estimate of the possible amount or range of amounts of the social insurance and housing fund contributions and fines that might be assessed. If you are unable or it is impractical to determine the estimate, please disclose this fact. Refer to ASC 450-20.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 85

6. We note the revised discussion in response to comment 17. However, it appears the discussion focuses on how the amount of cash provided/used for operating activities was derived for each period rather than a period to period comparative analysis of material changes in these amounts. For example, the analysis should cite and quantify the material factors (and associated underlying reasons) contributing to the 279% increase in cash provided by operating activities between fiscal 2021 and fiscal 2020 and 91% decrease in cash used by operating activities between the nine months ended 2022 and 2021. Additionally, discuss the operational reasons for the negative operating cash flows for the nine months ended fiscal 2022 and explain how you intend to meet your cash requirements and maintain operations. Refer to instruction 1 to "Instructions to Item 5" in Form 20-F and section IV.B.1 of Release No. 33-8350. Also discuss if negative operating cash flows are expected to continue as a known trend pursuant to Item 5.D of Form 20-F.

Business, page 102

7. We note your revised disclosure in response to comment 18 and reissue our comment in part. With respect to your S2P business, describe the material terms of any agreements with large Internet providers, and if you do not have any arrangements, so state.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

8. We note your response to comment 25 and did not locate the revised disclosure on page F-6 indicated in the response. In accordance with your response, please modify the title of the line "interest expense" to indicate this is non-cash interest related to your convertible promissory notes.

9. We note your response to comment 26. It remains unclear how the amounts in the cash flow statement relate to the balance sheet amounts. The net change in amounts due from/to related parties between December 31, 2021 and 2020 as presented on the balance sheet is RMB17.8 million. However, the sum of the amounts for fiscal 2021 of due from related parties in operating activities of RMB9,232,(000) amount due to related parties in operating activities of RMB4,(000) and (repayment)/proceeds to related parties in financing activities of RMB38,990,(000) is RMB48,226,(000). For the nine months ended September 30, 2022, the sum of the changes in the balance sheet equal the sum of the amounts in the cash flow statement, but we are unable to correlate the changes in the balance sheet to the presentation in the cash flow statement. Please provide us a summary of the changes in "amounts due from related parties" and "amounts due to related parties" between the respective balance sheet dates that reconciles the amounts presented in the statement of cash flows for the corresponding periods and the amounts presented

elsewhere in your financial statements (i.e., a summarized roll forward of the balance sheet balances from December 31, 2020 to December 31, 2021, and December 31, 2021 to September 30, 2022, that includes the amounts in your statements of cash flows (as well as amounts, if any, recognized in your income statements and/or statements of equity).

Revenue recognition, page F-14

10.   We note your response to comment 28 does not address the comment and we therefore reissue our comment. On page 125 you disclose "Our PRC subsidiaries charge their advertisers for digital advertising services based on several pricing models, primarily including: CPA (cost per action)… CPM (cost per mile)… and CPC (cost per click)". On pages F-14 and F-44 you disclose your policy for recognizing revenue under the CPA model. Please expand your disclosure on pages F-14 and F-44 to include your policies for recognizing revenue under the CPC and CPM models.

Cost of revenue, page F-15

11.   In your response to comment 29 you stated you have revised your disclosure on page F-15. We did not note such changes to your disclosure. Please expand your disclosure consistent with your response. Also expand your disclosure to address how costs of revenues are recognized consistent with your response.

New media integrated content marketing services, page F-15

12.   In your response to comment 30 you state that a new media integrated content marketing campaign's implementation typically occurs at the signing of your contract. Please tell us whether the entire campaign's revenue is recognized at the signing of the contract, or over the duration of the contract. In this regard, we note on pages 110 to 122 concerning "new media integrated content marketing service" references to services such as "help marketers operate," "monitoring and evaluating the result and effectiveness of the marketing campaigns" and "assisting those cultural institutions in operating their e-commerce stores" that appear to continue after implementation of the campaign. To assist us in evaluating your response, please explain to us the lifecycle of your new media integrated content marketing services (e.g., what activities does your company perform and when do these activities occur in the lifecycle of a campaign or contract) and how you account for revenues and costs at each stage in the lifecycle of the campaign or contract. Please also tell us the average duration of the campaigns and contracts.

13.   In connection with the above comment, please tell us how your revenue recognition policy in the notes to the financial statements fully and sufficiently correlates to all of the various revenue and associated costs aspects discussed on pages 109 to 126 (the "referenced pages") in regard to your "Business Model." Some, but not all, examples are: (1) revenue recognition policy states you recognize revenue on a gross basis or otherwise as commissions, but it is not clear from information in the referenced pages what these pertain to and how each is determined; (2) referenced pages state you receive

performance-based service fees or commissions, but the revenue recognition policy does not say how you distinguish which type is appropriate; (3) referenced pages refer to service fees based on a pre-determined percentage of the "Effective GMV" and "are entitled to receive a portion of the sales revenue as commissions" but it is not clear how these are addressed in the revenue recognition policy; (4) referenced pages state you are "entitled to all the online traffic service fees and advertising fees, if applicable" but does not appear advertising fees are mentioned in the revenue recognition policy nor is it clear how online traffic fees are encompassed in the revenue recognition policy; (5) it is not clear how the revenue recognition policy addresses self-operated accounts that are managed, operated, promoted, and developed by you as MCN institutions where you enjoy the income or benefits derived as the account owners except that income received by you is calculated according to the agreed proportion and distributed to the account owners as remuneration; (6) referenced pages refer to fixed amount of services fees that vary according to the scope of service but it is not clear how this is addressed in the revenue recognition policy; and (7) how revenue associated with self-operated accounts and cooperative accounts are represented in the revenue recognition policy and on what basis (gross or net, performance or fixed, point in time or over time, etc...).

14. Please tell us whether the following obtained from information contained in the "referenced pages" noted above are included in determining your cost of revenue: (1) payment of a certain amount of fees in advance to establish cooperative partnerships in order to obtain the corresponding rights and interests in cooperative accounts; (2) operating we-media accounts; (3) helping marketers operate; (4) operating streaming bases and live streaming account maintenance; (5) assisting cultural institutions in operating their e-commerce stores selling IP-related digital collections; and (6) costs associated with operating platforms and streaming services. In regard to item (1), please tell us your consideration of whether these amounts paid should be recorded as a reduction of revenue.

General

15. Please revise to include executive compensation disclosure for the most recently completed fiscal year, and update the Item 7.B disclosure to a recent date.

Tianhang Xiao
Xuhang Holdings Ltd
January 24, 2023
Page 6

       You may contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Trade & Services

cc: Ying Li, Esq.